Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

Veteran Oncology Biotechnology Executive and Third Rock Ventures Entrepreneur in Residence Markus Warmuth, MD, Joins IMV Inc. Board of Directors

Dartmouth, Nova Scotia; November 6, 2018 – IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical stage immuno-oncology corporation, today announced that it has appointed seasoned biopharmaceutical executive Markus Warmuth, MD, to its Board of Directors. Dr. Warmuth currently serves as an Entrepreneur in Residence at the life science venture capital firm Third Rock Ventures. He brings more than 20 years of drug discovery experience and scientific acumen, with a strong focus on developing targeted therapy and immune-oncology programs, to his new role on IMV’s Board.

“Markus’s deep knowledge of targeted therapies and the immune-oncology landscape, as well as his successful track record of bringing the promise of advanced science to fruition in the clinic, will be tremendous assets to IMV as he takes a seat on the Board of Directors,” said Andrew Sheldon, Chairman of the Board at IMV. “Having an experienced leader of his caliber is an optimal addition to the IMV Board, and we look forward to leveraging his counsel and insights as IMV advances its own science-driven immuno-oncology pipeline.”

Prior to his role at Third Rock, Dr. Warmuth spent seven years as the Chief Executive Officer of H3 Biomedicine, a biopharmaceutical company that specializes in the discovery and development of precision oncology treatments. While at H3, he was instrumental in the company’s successful progress from a drug discovery engine to a clinical stage organization with a specialized focus on genomics-based oncology drug candidates and novel immune-oncology approaches. Previous to his role at H3, he served in various positions of increasing responsibility at the Novartis Institute for Biomedical Research (NIBR) and the Genomics Institute of the Novartis Research Foundation (GNF), including as the Director of Kinase Biology and Head of Oncology Pharmacology. In these roles, he focused on developing data-driven, science-based drug discovery programs, with a specialization in novel anti-cancer therapies.

“Complex diseases like cancer need solutions based on fundamentally sound science, a willingness to collaborate, and experienced leadership,” stated Dr. Warmuth. “I believe that IMV is well positioned to be a significant force in advanced immuno-oncology drug development and I am looking forward to working with my fellow Board members, the leadership team under the helm of CEO Fred Ors, and the rest of the IMV staff to help bring the potential benefits of immuno-oncology to more patients and underserved disease markets.”

Dr. Warmuth earned his MD from Ludwig Maximilian University, in Munich, Germany. He joins the Board of Directors at IMV as current board member Alfred Smithers, President and Chief Executive Officer of Iona Resources Holdings Limited, departs.

“Alfred has been a long-time supporter of IMV and an important pillar of the Company’s Board for many years,” commented Mr. Sheldon. “We are incredibly grateful for his time and support and wish him well on his future endeavors.”

About IMV

IMV Inc., formerly Immunovaccine Inc., is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac as a combination therapy in multiple clinical studies with Incyte and Merck. Connect at www.imv-inc.com.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful completion of clinical trials and receipt of all regulatory approvals. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, our ability to access capital, the successful and timely completion of clinical trials, the receipt of all regulatory approvals and other risks detailed from time to time in our ongoing quarterly filings and annual information form Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

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Contacts for IMV:

MEDIA
Mike Beyer, Sam Brown Inc.
T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS
Pierre Labbé, Chief Financial Officer
T: (902) 492-1819 E: info@imv-inc.com

Patti Bank, Managing Director, Westwicke Partners
O: (415) 513-1284
T: (415) 515-4572 E: patti.bank@westwicke.com